Neovasc Announces First Quarter Financial Results

Promotes John Panton to Chief Quality Officer

VANCOUVER and MINNEAPOLIS, via NEWMEDIAWIRE -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina, today reported financial results for the first quarter ended March 31, 2020.

First Quarter Highlights

  FDA formally accepted Reducer PMA application
  Renewal of NUB Status 1 reimbursement for Neovasc ReducerTM ("Reducer") in Germany
  Achieved the design freeze for Tiara TF
  COVID 19 impacted Reducer implants in March
  Nasdaq extension for compliance with the $35 million minimum market value of listed securities ("MVLS") requirement received until August 17, 2020

"First and foremost, our thoughts go out to all affected by the COVID-19 pandemic, and we thank the medical personnel and first responders working around the clock.  Neovasc had another solid quarter advancing its value creation strategies and continuing the turnaround of the business," said Fred Colen, Chief Executive Officer.  "We continued to focus on the commercialization of the Reducer in Europe, and the PMA submitted to the FDA for US market approval was accepted in January.  We are pursuing the CE mark in Europe for the Tiara TA device, and we reached design freeze for our next generation transfemoral Tiara TF.  On May 1 we received notice from the Nasdaq Hearings Panel that we have received an extension up until August 17, 2020 to evidence our compliance with the $35 million minimum MVLS requirement.  We again thank our shareholders for their continued support. The building blocks we put in place during 2019 had begun to yield results in 2020 before the COVID pandemic markedly slowed Reducer implant volumes.  We nevertheless believe that we will regain our momentum as hospitals resume elective procedures."

Financial results for the first quarter ended March 31, 2020

Revenues in the quarter decreased 9% to $532,895 for the three months ended March 31, 2020, compared to revenues of $585,793 for the same period in 2019.  The first quarter revenues were negatively impacted by the COVID crisis in mid-March.

The cost of goods sold for the three months ended March 31, 2020 was $124,563 compared to $143,994 for the same period in 2019. The overall gross margin for the three months ended March 31, 2020 was 77%, compared to 75% gross margin for the same period in 2019. The Company continues to focus on Germany where the Company sells the Reducer direct for higher margins.

Total expenses for the three months ended March 31, 2020 were $7,564,437 compared to $7,289,127 for 2019, representing an increase of $275,310 or 4%.  The increase in total expenses for the three months ended March 31, 2020 compared to 2019 can be substantially explained by a $283,443 increase in product development and clinical trial expenses as the Company continues to incur development and clinical costs related to Tiara and regulatory costs related to Tiara and Reducer.

The operating losses and comprehensive losses for the three months ended March 31, 2020 were $7,156,105 and $2,673,406, respectively, or $0.38 basic and diluted loss per share, as compared with $6,847,328 operating losses and  $7,918,822 comprehensive loss, or $0.21 basic and diluted earnings per share, for the same period in 2019. The increase of $308,777 in operating losses can be explained by the increase in product development and clinical trial expenses.

The $5,245,416 decrease in the comprehensive loss incurred for the three months ended March 31, 2020 compared to the same period in 2019 can be substantially explained by a $4,557,260 increase in income related to the accounting treatment of the 2017 Notes and 2019 Notes, offset by a $741,632 increase in other comprehensive income.

John Panton Appointed to Chief Quality Officer ("CQO")

The Company has appointed John Panton, formerly the VP, Quality to CQO effective May 6, 2020.  The Company would like to thank John for his hard work and dedication and look forward to his future involvement.

Conference Call and Webcast information

Neovasc will be hosting a conference call and audio webcast today at 4:30 pm ET to discuss these results.

Domestic: 1-888-204-4368

International: 1-856-344-9299

Parties wishing to access the call via webcast should use the link in the Investors section of the Neovasc website at https://www.neovasc.com/investors/

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

NEOVASC INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars) (Unaudited)

		March 31,	December 31,
Notes		2020	2019

ASSETS
Current assets
Cash and cash equivalents	6	$7,042,344	5,292,833
Accounts receivable	7	741,034	715,696
Finance lease receivable	8	88,951	86,764
Inventory	9	806,717	618,650
Research and development supplies	9	424,887	671,845
Prepaid expenses and other assets	10	546,492	630,042
Total current assets		9,650,425	8,015,830

Non-current assets
Restricted cash	11	424,821	462,874
Right-of-use asset	12	627,818	720,473
Finance lease receivable	8	115,615	138,690
Property, plant and equipment	13	743,400	767,973
Total non-current assets		1,911,654	2,090,010

Total assets		$11,562,079	10,105,840

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$6,611,950	7,794,456
Lease liabilities	15	386,479	436,352
2017 Convertible Notes	16	3,783,494	5,400,189
2019 Convertible Notes	16	1,304,784	1,090,561
Total current liabilities		12,086,707	14,721,558

Non-Current Liabilities
Accrued liabilities	14	1,211,561	1,186,601
Lease liabilities	15	404,705	468,527
2019 Convertible Notes	16	5,149,974	8,174,919
Total non-current liabilities		6,766,240	9,830,047

Total liabilities		$18,852,947	24,551,605

Equity
Share capital	17	$335,439,896	328,460,681
Contributed surplus	17	32,615,313	29,766,225
Accumulated other comprehensive loss		(4,702,322)	(6,140,507)
Deficit		(370,643,755)	(366,532,164)
Total equity		(7,290,868)	(14,445,765)

Total liabilities and equity		$11,562,079	10,105,840

NEOVASC INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three months ended March 31,

(Expressed in U.S. dollars) (Unaudited)

	Notes	2020	2019

REVENUE	18	$ 532,895	$ 585,793
COST OF GOODS SOLD		(124,563)	(143,994)
GROSS PROFIT		408,332	441,799

EXPENSES
Selling expenses	20	553,529	368,233
General and administrative expenses	20	2,487,502	2,680,931
Product development and clinical trials expenses	20	4,523,406	4,239,963
		7,564,437	7,289,127

OPERATING LOSS		(7,156,105)	(6,847,328)

OTHER (EXPENSE)/INCOME
Interest income		33,669	35,130
Interest expense		29,336	(31,421)
Impairment on right-of-use asset		-	(260,616)
Gain/(loss) on foreign exchange		(651)	20,518
Unrealized gain/(loss) on derivative warrant
liability from financing and convertible notes	16	3,132,982	(781,621)
Realized loss on exercise of warrants and convertible notes		(143,750)	(786,407)
		3,051,586	(1,804,417)
LOSS BEFORE TAX		(4,104,519)	(8,651,745)

Tax (expense)/recovery		(7,072)	36,370
LOSS FOR THE PERIOD		$ (4,111,591)	$ (8,615,375)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD
Fair market value changes in convertible notes due to changes
in own credit risk		1,438,185	696,553
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD		$ (2,673,406)	$ (7,918,822)

LOSS PER SHARE
Basic and diluted loss per share	21	$ (0.38)	$ (0.21)

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, statements with respect to the impact of COVID-19 on the Company's operations including the belief that the Company will regain its momentum as hospitals resume elective procedures and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, including Nasdaq's discretionary public interest authority to apply more stringent criteria for continued listing or suspend or delist securities, which could affect their market price and liquidity; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Notes issued pursuant to the November 2017 private placement (the "2017 Financing"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of the senior secured convertible Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of antibribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.